July 20, 2011

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:

Sugarmade, Inc. (formerly Diversified Opportunities, Inc.)

EIN: 94-3008888

Commissioners:

I was previously the principal accountant for Sugarmade, Inc. (formerly Diversified Opportunities, Inc.), and I reported on the financial statements of the Company as of June 30, 2010 and 2009, and for the years then ended.  Effective the date of this letter, I resigned as the principal accountant.

I have read the Company's statements included under Item 4.01 of its Form 8-K dated July 20, 2011.  I agree with the statements concerning me in Item 4.01 of the Form 8-K.  I have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Michael Cronin, Certified Public Accountant

Orlando, Florida